SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT Global ups US link for polls monitoring”.

12 May 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “PLDT Global ups US link for polls monitoring”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

12 May 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “PLDT Global ups US link for polls monitoring”.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	CURRENT REPORT UNDER THE SECURITIES REGULATION CODE	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,205,655 As of April 9, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

-----------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number _______________________________

LCU

Document I.D. _______________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  12 May 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only) Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “PLDT Global ups US link for polls monitoring”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Asst. Corporate Secretary

Date: 12 May 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

PLDT Global ups US link for polls monitoring

MANILA, Philippines, May 12, 2004 – PLDT Global, a fully-owned subsidiary of Philippine Long Distance Telephone Co., has recently provided facilities in the United States to enable Filipinos abroad to view the live webcast of the results and monitoring of the May 10, 2004 national elections.

PLDT Global activated a 45 Megabits per second (Mbps) link to one of its servers in the US to facilitate a smooth and continuous coverage of the INQ7 Eleksyon 2004 webcast as well as the audio streaming of GMA 7 radio station DZBB.

Alfredo S. Panlilio, PLDT Senior Vice President and Group Head for International and Carrier Business Group, said Filipinos in the US and other countries who actively monitor the results of the elections would benefit greatly from this.

“What we have provided our fellow Filipinos is an invaluable tool to update them on what’s going on in the Philippines, especially with a crucial event such as the national elections,” he said.

He explained that if all Filipinos abroad would log on to servers in the Philippines for similar webcasts, there would be a great likelihood of congestion and network downtime.

Mario S. Lanuza, PLDT Global IT Head, said Bitstop Computers, which is responsible for arranging these webcast services for INQ7, approached PLDT for support.

“They told us that if Filipinos abroad would connect here, it would be difficult and potential problems could arise. Because we already have the server in the US and the network, we were able to provide what they needed,” he said.

The server is located in the PLDT US Data Center in Los Angeles. A 45 Mbps link to the Internet was provided to ensure the smooth and uninterrupted webcast of INQ7 Eleksyon 2004 and audio streaming of GMA 7 radio station DZBB.

Earlier, the PLDT Group extended full corporate support to the National Citizens’ Movement for Free Elections (NAMFREL) to help ensure the speedy, secure and accurate canvassing of ballots. PLDT installed more than 200 phone lines nationwide and four E1 leased lines or high-speed data communications links to enable NAMFREL to communicate easily and pass on crucial information quickly. Prepaid PLDT Vibe Internet cards worth P300 each were also distributed by PLDT for free to all major sites of NAMFREL.

PLDT has also set up a monitoring and coordinating center at its main office at the Ramon Cojuangco Building in Makati City for the installation of telecommunications facilities in all of NAMFREL’s different chapters nationwide.

Another PLDT subsidiary, Smart Communications Inc., also plays a crucial role in the elections since transmission of results for the Quick Count are being done mainly via text messages that pass through Smart’s servers and then passed on to the main site of NAMFREL’s quick count at La Salle Greenhills. A special software is used to facilitate processing of info via text messages.

PLDT Global provides end-to-end global telecom services by optimizing PLDT’s international assets to create new opportunities through presence in key Filipino communities and new markets.

Its services include wholesale-switched voice services for Philippines and Rest of the World (ROW) traffic, bandwidth services for call center transport solutions, and retail services that include calling cards for OFW and other ethnic groups with critical mass in the same offshore markets where PLDT Global operates. Offerings of these products, especially for retail services, are also available through the PLDT Global On-line web portal. The portal serves as the shopping site not only for telecom-related services offered by the PLDT Group but also for other non-telecom-related services made possible through partnerships with different entities.

XXX

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact person:

Mario S. Lanuza

PLDT Global IT Head

Tel. No. 8850098

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: May 12, 2004